Exhibit 99.4 - Filing Fee Exhibit

CALCULATION OF FILING FEE TABLES

SC TO-I/A

(Form Type)

John Hancock Asset-Based Lending Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$–	$147.60	$–

Fees Previously Paid	$8,453,385 (a)		$1,248	(b)

Total Transaction Valuation	$8,453,385 (a)

Total Fees Due for Filing			$1,248

Total Fees Previously Paid			$1,248

Total Fee Offsets			–

Net Fee Due			$0.00

(a)

Calculated as the aggregate maximum purchase price for shares of beneficial interest. The fee of $1,248 was paid in connection with the filing of the Schedule TO by John Hancock Asset-Based Lending Fund (File No. 005-93713) on August 21, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.

Table 2 – Fee Offset Claims and Sources

Not applicable.